First Solar, Inc.
350 W. Washington Street, Suite 600
Tempe, Arizona 85281-1244 USA
Phone: +1 (602) 414-9300
Fax: +1 (602) 414 9400
info@firstsolar.com
www.firstsolar.com

May 15, 2009

BY EDGAR AND VIA FACSIMILE (703-813-6985)
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Gary Todd

Re:          First Solar, Inc.
Annual Report on Form 10-K for the fiscal year ended December 27, 2008
Filed February 25, 2009
Form 8-K dated April 3, 2009
File No. 1-33156

Dear Mr. Todd:

Set forth below are the responses of First Solar, Inc. (the “Company”) to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Form 8-K (the “Form 8-K”).

For your convenience, we have set forth below the Staff’s comment in bold typeface followed by the Company’s response thereto.

Form 8-K dated April 3, 2009

Item 8.01

1.           Regarding the acquisition of the solar power project development business of OptiSolar Inc., please tell us how you considered whether you are required to present financial statements of OptiSolar Inc. and pro forma financial information showing the effects of the acquisition within 75 days of the acquisition, as required by Rule 3-05 and Article 11 of Regulation S-X.

In preparing the Form 8-K, the Company considered Items 9.01(a) and (b) of Form 8-K and determined that the Company was not required to present the financial statements of the business acquired or pro forma financial information, in accordance with the rules and regulations referenced therein, namely Rule 3-05 and Article 11 of Regulation S-X.

With regard to Item 9.01(a) of Form 8-K (Financial statements of business acquired), the Company is not required to file financial statements of the business acquired because such transaction did not involve the acquisition of a significant business in accordance with the applicable rules, including Rule 3-05 of Regulation S-X.  The acquisition was not required to be described in answer to Item 2.01 of Form 8-K.  Instruction 4 to Item 2.01 of Form 8-K states that a business acquisition would have to be disclosed under Item 2.01 if it involved a business that is “significant,” as defined in Rule 11-01(b) of Regulation S-X, which rule refers to the “significant subsidiary” definition contained in Rule 1-02(w) of Regulation S-X, substituting 20 percent for 10 percent in each place it appears therein.  The Company applied the three conditions appearing in such significant subsidiary definition (namely, the investment test, asset test and pre-tax income test set forth in subparagraphs (1) –(3) of the significant subsidiary definition), taking into consideration the provisions contained in Statement of Financial Accounting Standards No. 141R, Business Combinations, and determined that the business acquired did not constitute a significant subsidiary as per the definition.  Furthermore, Rule 3-05(b)(2)(i) specifically states that if none of such conditions exceeds 20 percent, financial statements of the business acquired are not required.  Accordingly, financial statements for the business acquired are not required to be filed.

Similarly, with regard to Item 9.01(b) of Form 8-K (Pro forma financial information), the Company is not required to furnish such information because the transaction did not constitute a significant business combination as explained above, and none of the other conditions set forth in Rule 11-01(a) of Regulation S-X were met.

The Company hereby acknowledges to the Staff as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * *

If you have any questions regarding the foregoing, please do not hesitate to contact Mary Beth Gustafsson, Vice President, General Counsel at 646-366-5775.

Sincerely,

/s/ Jens Meyerhoff
  Jens Meyerhoff
  Chief Financial Officer

First Solar, Inc. - 350 West Washington Street, Suite 600 - Tempe, Arizona 85281-1244 USA
Phone: +1 (602) 414-9300 - Fax: +1 (602) 414-9400